UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2026

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

As previously disclosed, on February 17, 2026, Scinai Immunotherapeutics Ltd. (the “Company”) completed the acquisition of Recipharm Israel Ltd. (subsequently renamed Scinai Biopharma Services Ltd. (the “Subsidiary”)) (the “Acquisition”).

Furnished herewith as Exhibit 99.1 to this Report on Form 6-K are the audited financial statements of the Subsidiary as of December 31, 2025.

In addition, furnished herewith as Exhibit 99.2 to this Report on Form 6-K is the Company’s unaudited pro forma condensed consolidated and combined financial information reflecting the Acquisition. The unaudited pro forma condensed consolidated and combined financial information gives effect to the acquisition of the Subsidiary by the Company as if such transaction had occurred on the dates indicated.

The unaudited pro forma condensed consolidated and combined financial information has been prepared in accordance with Article 11 of Regulation S-X and accounting principles generally accepted in the United States of America, and, in the opinion of management, includes all adjustments necessary for a fair presentation. The unaudited pro forma condensed consolidated and combined financial information is not necessarily indicative of the Company’s financial position or results of operations that would have been obtained had the Acquisition been completed on the dates assumed, nor is it indicative of future results.

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws, including statements relating to the Acquisition. These forward-looking statements are based on the Company’s current expectations, estimates, assumptions and projections and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the Company’s ability to successfully integrate and operate the Subsidiary’s operations, the success of the Company’s business strategy, including its ability to develop and grow its CDMO business while advancing its therapeutic development programs, the final determination of the fair values of the assets acquired and liabilities assumed in the Acquisition as of the acquisition date, the completion of the purchase price allocation, and the other risks described in the Company’s reports and other documents filed with or furnished to the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-291460, 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Audited financial statements of Scinai Biopharma Services Ltd. as of December 31, 2025.
99.2	Unaudited pro forma condensed consolidated and combined financial information of the Company reflecting the Acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: May 8, 2026	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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